MANCHESTER UNITED LTD.

Old Trafford

Manchester M16 0RA

United Kingdom

VIA EDGAR

August 7, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Max A. Webb

Re:                               Manchester United Ltd.

Registration Statement on Form F-1

File No. 333-182535

Dear Mr. Webb:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Manchester United Ltd. (the “Company”) hereby requests acceleration of the effective date of its registration statement on Form F-1 (File No. 333-182535), as amended (the “Registration Statement”), to 3:00 PM Eastern Time, on Thursday, August 9, 2012, or as soon thereafter as practicable.  The Company hereby acknowledges its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.  In addition, the Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Marc D. Jaffe of Latham & Watkins LLP, special U.S. counsel to the Company, at (212) 906-1281 or marc.jaffe@lw.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

MANCHESTER UNITED LTD.

By:	/s/ Joel Glazer
Name:	Joel Glazer
Title:	Executive Co-Chairman

cc:	Marc D. Jaffe, Esq., Latham & Watkins LLP
Ian D. Schuman, Esq., Latham & Watkins LLP